SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                        No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	a press release announcing filing of 2011 annual report on Form 20-F by China Petroleum & Chemical Corporation (the “Registrant”); and
2.	an announcement regarding 2012 first quarterly results of the Registrant;

Each made by the Registrant on April 26, 2012.

DOCUMENT 1

China Petroleum & Chemical Corporation
Files 2011 Annual Report on Form 20-F

Beijing, People’s Republic of China (PRC) — April 26, 2012 — China Petroleum & Chemical Corporation (“Sinopec” or “the Company”) (CH: 600028; HKEX: 386; NYSE: SNP; LSE: SNP) announced that the Company has filed its 2011 Annual Report on Form 20-F with the United States Securities and Exchange Commission (“SEC”).

The Company has posted its 2011 Annual Report on its website at www.sinopec.com. The 2011 Annual Report can also be accessed electronically at www.sec.gov. Upon request, the Company will also deliver free of charge within a reasonable time a hard copy of its 2011 Annual Report, including its complete audited financial statements. To request a hard copy, please contact Mr. Chen Yang, IR Manager, by telephone at +86 10 5996 9578, by e-mail at chenyang@sinopec.com.cn or by written request to Board Secretariat, No. 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728  Re: 2011 Annual Report.

–  End  –

About Sinopec Corp.

Sinopec is one of the largest integrated energy and chemical companies with upstream, midstream and downstream operations in China. Its principal operations include: the exploration and production, pipeline transportation and sales of petroleum and natural gas; the sales, storage and transportation of petroleum products, petrochemical products, synthetic fiber, fertilizer and other chemical products; import & export, as well as import and export agency business of oil, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Adhering to its corporate mission of “Enterprise development, Contribution to the Country, Shareholder value creation, Social responsibility and Employee wellbeing”, Sinopec Corp. implements strategies of resources, markets, integration, internationalization, differentiation and green low-carbon development with a view to realize its vision of building a world first class energy and chemical company.

Beijing

Investor & Media Inquiries:
Tel: (8610) 59960028
Fax: (8610) 59960386
Email: ir@sinopec.com
Email: media@sinopec.com

Hong Kong

Investor Inquires:
Tel: (852) 28242638
Fax: (852) 28243669
Email: ir@sinopechk.com

Media inquiries:
Tel: (852) 35125000
Fax: (852) 22599008
Email: sinopec@brunswickgroup.com

DOCUMENT 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

First Quarterly Results Announcement for 2012

§1	Important notice

1.1
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in the first quarterly report for the year 2012 (the “Quarterly Report”) and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in the Quarterly Report.

1.2
The Quarterly Report was approved on the 19th meeting of the Fourth Session of the Board of Directors of Sinopec Corp.(the “Board of Directors”). All the directors of the Company were present at the meeting.

	1.3	The financial statements in the Quarterly Report have not been audited.

1.4
Mr. Fu Chengyu, Chairman of the Board of Directors, Mr. Wang Tianpu, Vice Chairman of the Board of Directors and President, Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Department declare and warrant the authenticity and completeness of the financial statements contained in the Quarterly Report.

§2	Basic Information of Sinopec Corp.

	2.1	Principal financial data and indicators

		2.1.1	Principal Financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”)

	At at the end of the Reporting Period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the Reporting Period (%)
Total assets (RMB millions)	1,197,263	1,130,053	5.95
Total equity attributable to shareholders of the Company (shareholders’ equity) (RMB millions)	489,103	474,399	3.10
Net assets per share attributable to equity shareholders of the Company (RMB)	5.634	5.472	2.96
	From the beginning of the year to the end of the Reporting Period		Changes over the same period of the preceding year (%)
Net cash flow generated from operating activities (RMB millions)	(30,916)		—
Net cash flow generated from operating activities per share (RMB)	(0.356)		—

	Three-month period ended 31 March 2012 (the ÒReporting PeriodÓ)	From the beginning of the year to the end of the Reporting Period	Changes over Same period of the preceding year	the same period of the preceding year (%)
Net profit attributable to equity shareholders of the Company (RMB millions)	12,829	12,829	20,501	(37.42)
Basic earnings per share (RMB)	0.148	0.148	0.236	(37.29)
Basic earnings per share after deducting extraordinary gain/loss items (RMB)	0.148	0.148	0.237	(37.55)
Diluted earnings per share (RMB)	0.147	0.147	0.234	(37.18)
Weighted average return on net assets (%)	2.66	2.66	4.73	(2.07) percentage points
Weighted average return on net assets after deducting extraordinary gain/loss items (%)	2.67	2.67	4.74	(2.07) percentage points

Extraordinary gain/loss items	Three-month period ended 31 March 2012 (Gain)/Loss (RMB millions)
Loss on disposal of non-current assets	2
Donations	42
Gain on holding and disposal of various investments	(7)
Other extraordinary income and expenses, net	40
Subtotal	77
Tax effect	(19)
Total	58
Attributable to: Net profit of equity shareholders of the Company	54
Net profit of minority shareholders	4

2.1.2	Principal Financial data and indicators prepared in accordance with International Financial Reporting Standards (“IFRS”)

	As at 31 March 2012	As at 31 December 2011	Changes from the end of the preceding year to th e end of the Reporting Period (%)
Total assets (RMB millions)	1,209,480	1,144,528	5.68
Total equity attributable to equity shareholders of the Company (RMB millions)	486,856	472,328	3.08
Net assets per share (RMB)	5.608	5.448	2.94
Adjusted net assets per share (RMB)	5.496	5.339	2.94
	Three- month period ended 31 March 2012	Three- month period ended 31 March 2011	Changes over the same period of the preceding year (%)
Net cash generated from operating activities (RMB millions)	(30,970)	13,004	—
Profit attributable to equity shareholders of the Company (RMB millions)	13,406	20,637	(35.04)
Basic earnings per share (RMB)	0.154	0.238	(35.29)
Diluted earnings per share (RMB)	0.153	0.236	(35.17)
Return on net assets (%)	2.75	4.65	(1.90) percentage points

2.1.3	Differences between the net profit of the Company for the first quarter of 2012 under ASBE and IFRS and shareholders’ equity under ASBE and under IFRS as at the end of the Reporting Period

	2.1.3.1	Analysis of effects of major differences between the net profit under ASBE and the profit under IFRS for the Reporting Period

	Three-month periods ended 31 March
	2012	2011
	RMB millions	RMB millions
Net profit in the accounting statements prepared under ASBE	14,104	22,264
Adjustments:
Government grant and safety production fund	609	166

Profit for the Reporting Period in the accounting statements prepared under IFRS	14,713	22,430

2.1.3.2	Analysis of the effects of major differences between shareholders’ equity under ASBE and total equity under IFRS

	As at 31 March 2012	As at 31 December 2011
	RMB millions	RMB millions
Shareholders’ equity in the financial statements prepared under ASBE	525,457	509,525
Adjustments:
Government grant and safety production fund	(2,353)	(2,181)

Total equity in the financial statements prepared under IFRS	523,104	507,344

2.2	List of number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the Reporting Period

Number of shareholders at the end of the Reporting Period	774,850 shareholders including 768,239 holders of A shares and 6,611 holders of H shares.
Top ten shareholders holding shares without selling restrictions
	Number of shares
	without selling
	restrictions held as
	at the end of the	Type of shares
	Reporting Period	(A, B, H shares
Name of Shareholders	(10,000 shares)	or others)
China Petrochemical Corporation	6,579,712.8	A
HKSCC Nominees Limited note	1,667,528.3	H
Guotai Junan Securities Co., Ltd.	25,696.0	A
China Life Insurance Company Limited - Bonus - Personal Bonus - 005L - FH002 Shanghai	12,189.2	A
PICC Life Insurance Company Limited - Bonus - Personal Insurance Bonus	7,153.9	A
Hua An Hongli Stock Securities Investment Fund	6,960.0	A
Taikang Life Insurance Co., Ltd. - Bonus - Personal Bonus - 019L - FH002 Shanghai	5,433.5	A
China Southern Select Fund	4,301.0	A
Shanghai Stock Exchange 50 ETF	4,011.4	A
Chinese Leading Enterprise Hybrid Securities Investment Fund	3,186.9	A

Note:
Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

2.3	Review of operating results

In the first quarter of 2012, growth rate of China’s economy slows down with a year-on-year GDP growth rate of 8.1%. Affected by various factors such as geopolitics, international crude oil price climbed to new high since 2008 financial crisis, and there was a growing domestic demand for petroleum and chemical products, but with a slow-down of the growing rate. The Company has taken several strategic measures including: optimizing the product structure, actively expanding the market, maximizing the turnover, and paying much attention to production safety, energy-saving and emission reduction, and as a result, the output of oil and gas, the volume of processed crude oil and sales volume of petroleum products have achieved relatively steady increase. Under the impact of negative factors such as domestic tight control over the price of oil products, and the rise in the price of chemical raw materials and the sluggish market price of global chemical products, the operating profit of the Company amounted to RMB 21.81 billion for the first quarter, and net profit attributable to shareholders of the Company amounted to RMB 13.41 billion, representing decreases of 28.99% and 35.04% respectively over the same period last year.

Exploration & Production Segment: Endeavor to increase the output of crude oil and natural gas. Unconventional oil/gas exploration such as Yuanba continental facies middle/shallow strata exploration and tight oil reservoirs have made smooth progress. Five major campaigns in including Tarim Basin, Sichuan Basin, Ordos Basin, Shengli Oil Field and unconventional sections have been implemented domestically, production capacity construction projects of Dawan and Yuanba areas are progressing steadily. In the first quarter, output of crude oil and natural gas of the Company posted a stable growth, crude oil output amounted to 81.53 million barrels, representing an increase of 4.47% over the same period last year, and natural gas output amounted to 143.18 billion cubic feet, representing an increase of 11.77% over the same period last year. In the first quarter, exploration and production segment has realized operating profit of RMB 19.551 billion, representing an increase of 48.75% over the same period last year.

Refining Segment: Optimize purchase, transportation and allocation of crude oil, maintain safe and stable operation of oil refining facilities under high load capacity, and ensure oil sufficient supply for the use of spring ploughing and planting season. In the first quarter, the volume of crude oil processed by the Company amounted to 55.4104 million tons, representing an increase of 2.13% over the same period last year, the output of petroleum products amounted to 32.8676 million tons, representing an increase of 5.01% over the same period last year. Due to international crude oil price climbing to new high since 2008 financial crisis, and domestic tight control over the price of refined oil products, in order to ensure market supply of oil products, oil refining facilities of the Company are under full-load operation, as a result, oil refining business has incurred serious operating loss of RMB 9.172 billion.

Marketing and Distribution Segment: Strengthen resources allocation/transportation, and allocate resources for spring ploughing and spring planting. The Company has made adequate use of advantages such as system management, marketing network and brand value to innovate non-fuel business mode. In the first quarter, the domestic sales volume of oil products amounted to 38.265 million tons, representing an increase of 3.20% over the same period last year, of which retail volume reached 26.185 million tons, representing an increase of 8.40% over the same period last year. In the first quarter, operating profit of marketing and distribution segment reached RMB 10.277 billion, representing an increase of 12.15% over the same period last year.

Chemicals Segment: Proactively adjust plant operation load, raw material and product structure, and increase the output of functional and high value-added products with a market-oriented and efficiency-focused strategy. In the first quarter, the output of ethylene and synthetic resin of the Company amounted to 2.4551 million tons and 3.4316 million tons respectively, representing decreases of 3.86% and 2.14% respectively over the same period last year. Under the impact of factors such as the rise in the price of chemical raw materials such as naphtha and sluggish price of global chemical products, the operating profit of chemicals segment amounted to RMB 1.309 billion in the first quarter, representing a decrease of 85.94% over the same period last year.

Key Operational Data for the First Quarter of 2012

Operational Data		Three-month period ended 31 March		Changes
	Unit	Year 2012	Year 2011	(%)
Exploration and Production
Crude oil production (Note 1)	million barrels	81.53	78.04	4.47
China	million barrels	75.78	74.52	1.69
African	million barrels	5.75	3.52	63.35
Natural gas production	billion cubic feet	143.18	128.10	11.77
Realised price for crude oil	USD/barrel	106.10	85.72	23.78
Realised price for natural gas	USD/thousand cubic feet	5.64	5.46	3.30
Refining (Note 4)
Refinery throughput	thousand tonnes	55,410.4	54,256.0	2.13
Gasoline, kerosene and diesel
production	thousand tonnes	32,867.6	31,300.6	5.01
Gasoline	thousand tonnes	9,653.0	9,013.7	7.09
Diesel	thousand tonnes	19,635.2	19,026.1	3.20
Kerosene	thousand tonnes	3,579.4	3,260.8	9.77
Light chemicalfeedstock production	thousand tonnes	9,256.9	9,549.5	(3.06)
Light yield	%	76.71	76.10	0.61 percentage points
Refinery yield	%	94.99	95.12	(0.13) percentage points
Marketing and Distribution
Total sales volume of petroleum products	thousand tonnes	41,350.1	39,644.8	4.30
Total domestic sales volume of refined oil products	thousand tonnes	38,265.0	37,085.6	3.20
Retail	thousand tonnes	26,185.0	24,162.9	8.40
Distribution	thousand tonnes	8,085.0	8,070.6	0.20
Wholesale	thousand tonnes	3,995.0	4,852.2	(17.67)
Total number of service stations (Note2)	stations	30,351	30,121	0.76
Company-operated	stations	30,338	30,106	0.77
Franchised	stations	13	15	(13.33)
Throughput per shation of company-operated stations (Note 3)	tonnes/station	3,450	3,330	3.60
Chemicals (Note 4)
Ethylene	thousand tonnes	2,455.1	2,553.7	(3.86)
Synthetic resins	thousand tonnes	3,431.6	3,506.6	(2.14)
Synthetic rubbers	thousand tonnes	242.6	269.1	(9.84)
Monomers and polymers for synthetic fibers	thousand tonnes	2,332.8	2,368.9	(1.52)
Synthetic fibers	thousand tonnes	337.8	351.6	(3.92)

Notes 1:
Including 100% of the production from SSI; in relation to domestic production of crude oil, 1 tonne = 7.1 barrels; in relation to production of natural gas, 1 cubic meter = 35.31 cubic feet; in relation to production of crude oil in Africa, 1 tonne = 7.27 barrels.

Notes 2:	The total number of service stations in 2011 was as of the year-end (31 December 2011);
Notes 3:	Throughput per service station data was an annualized average;
Notes 4:	Including 100% of the output generated by the joint ventures companies.

Capital Expenditure: In the first quarter, the Company’s capital expenditure was around RMB 18.388 billion. Among these, the exploration and production segment accounted for RMB 6.312 billion, mainly for the Shengli shallow water oilfield, the Northwest Tahe oilfield, Ordos oil and gas fields, the Sichuan Basin gas field exploration and development and the Shandong LNG project, etc. The refining segment accounted for RMB 2.864 billion , mainly for diesel oil quality upgrading project, refinery revamping projects for Sinopec Shanghai Petrochemical Company Limited and Jinling Petrochemical Company as well as for the construction of Huangdao-Lanshan crude oil pipeline, etc. The chemicals segment accounted for RMB 2.557 billion , mainly for the construction of such projects as the Wuhan 800,000 tpa ethylene project, the Yanshan butyl rubber project and the Yizheng 1,4-butylene glycol project. The marketing and distribution segment accounted for RMB 6.340 billion, mainly for the construction and acquisition of service (gas) stations on highways, in key cities and newly planned areas as well as in other areas, and for the construction of petroleum pipelines and oil depots, promoting non-fuel businesses and gas filling card value-added auxiliary services, with 380 service stations and gas stations being newly developed. The scientific research information of headquarters and other capital expenditures accounted for RMB 315 million, mainly for R&D facilities and IT projects construction.

§3	Significant Events

	3.1	Significant changes in major items and financial indices in the accounting statements of the Company and the reasons for the changes:

Items of Consolidated Balance sheet	As at 31 March 2012	As at 31 December 2011	Increase/(decrease)		Main Reason for Changes
			Amount	Percentage
	RMB millions			%
Bills receivable	19,436	27,961	(8,525)	(30.49)	Mainly due to the bills matured and discounted
Accounts receivable	90,015	58,721	31,294	53.29	Mainly due to expanded business scale, and the rise in the price of crude oil and refined oil products.
Prepayments	8,914	4,096	4,818	117.63	Mainly due to the increase in the prepaid purchase expenditure for bulk commodities such as steel
Short-term borrowings	83,599	36,985	46,614	126.03	Mainly due to the increase of short-term USD borrowings for compensation of fund shortage
Short-term debentures payable	30,000	—	30,000	—	Mainly due to the super short-term financial paper issued by the Company

Items of Consolidated Income Statement	As at 31 March 2012	As at 31 March 2011	Increase/(decrease)		Main Reason for Changes
	During the three months		Amount	Percentage
	RMB millions			%
Operating income	671,365	588,842	82,523	14.0	The prices of crude oil and refined oil products recorded a year-on-year growth, and the sales volume of petroleum and petrochemical products increased.
Operating cost	574,798	487,346	87,452	17.9	Mainly due to the increase in the cost of raw materials such as crude oil.
Financial expenses	2,613	1,874	739	39.4	Mainly due to the increase of interest-bearing debt, causing the increase of interest expense .
Asset impairment losses	425	1,027	-602	-58.6
Mainly due to the expected net realizable value of some inventories in the first quarter of 2012 is less than the book value and a year-on-year decrease of provision for inventory falling price reserves

Gain/(loss) from changes in fair value	539	118	421	356.8	Changes in the fair value of convertible bond embedded derivatives caused by the stock price fluctuation of the Company, etc,
Investment income	678	1,493	-815	-54.6	Mainly due to a year-on-year decrease in the investment income of the company from associates and jointly controlled entities.
Total profit	18,541	30,002	-11,461	-38.2
Mainly due to the impact of factors such as substantial rise in the price of crude oil, domestic tight control over the price of refined oil products and the rise in the price of chemical raw materials such as naphtha, refining business has recorded tremendous losses, and the profit of chemical businesses declined.

Net profit	14,104	22,264	-8,160	-36.7
Income tax expense	4,437	7,738	-3,301	-42.7	Relevant income tax expense has decreased due to reduction of total profit.
Cash received from borrowings	198,307	145,791	52,516	36.0	Mainly due to additional short-term USD borrowings in this term
Cash received from issuance of bonds	30,000	5,000	25,000	500.0	A year-on-year increase of issuance of super short-term financial paper

3.2	The progress of significant events and their impacts as well as the analysis of and explanations for the solutions

	√ applicable	□ not applicable

1.	Matters related to the contemplated issuance of corporate bonds of no more than RMB 20 billion and A share convertible bonds of no more than RMB 30 billion

On 12 October 2011, Sinopec Corp. held the first extraordinary general meeting for the year 2011. During the meeting, the “Proposals Regarding Issuance of Domestic Corporate Bonds and Other Related Matters” as well as the “Proposals Regarding Issuance of A Share Convertible Bonds and Other Related Matters” were considered and approved. The total value of the proposed issuance of domestic corporate bonds will not exceed RMB 20 billion, and the proceeds will be used to supplement the working capital and repayment of due debts. The total value of A share convertible bonds will not exceed RMB 30 billion and the proceeds will be used in the Shandong LNG project, Jinling oil products quality upgrading project, Maoming oil products quality upgrading, revamping and expansion project, Yangzi oil products quality upgrading and revamping project, Changling oil products quality upgrading and revamping project, Jiujiang oil products quality upgrading and revamping project, Anqing refinery revamping and oil products quality upgrading project and Shijiazhuang Refinery Branch oil quality upgrading and revamping project. The issuance of corporate bond up to RMB 20 billion was approved by China Securities Regulatory Commission on 2 March 2012. The issuance of A share convertible bond obtained conditional approval from the Issuance Examination Committee of China Securities Regulatory Commission on 23 March 2012.

2.	Matters related to the increased holdings of Sinopec Corp. A shares by China Petrochemical Corporation

On 9 January 2012, China Petrochemical Corporation increased its holdings of Sinopec Corp. A shares by purchasing 39,083,199 shares through the trading system of Shanghai Stock Exchange. After the share holding increase, it directly and indirectly holds 66,222,627,692 shares of Sinopec Corp..As of 31 March 2012, China Petrochemical Corporation holds approximately 76.28% of the total issued share capital of Sinopec Corp.

3.3	Status of fulfillment of commitments undertaken by the Company, shareholder and actual controller.

	□ applicable	√ not applicable

3.4
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next Reporting Period or significant changes over the same period of last year

	□ applicable	√ not applicable

3.5	Implementation of Cash Dividend in the Reporting Period

	√ applicable	□ not applicable

Approved at the 18th Meeting of the Fourth Session of the Board of Directors on 23 March 2012, the cash dividend distribution plan for the year ended 31 December 2011 is RMB 0.30 per share (inclusive of tax). Deducting the interim dividend of RMB 0.10 per share, the final cash dividend for 2011 is RMB 0.20 per share (inclusive of tax). The proposal for distribution will be submitted to annual general meeting of Sinopec Corp. for the year 2011 for approval and implemented subject to such approval. The final dividend for 2011 will be distributed on 7 June 2012 (Thursday) to all the shareholders whose names appear on the register of members of Sinopec Corp. on 25 May 2012 (Friday). The register of members of Sinopec Corp.’s H share will be closed from Monday, 21 May 2012 to Friday, 25 May 2012 (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited on Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on Friday, 18 May 2012 for registration.

3.6	This first quarterly results announcement for 2012 is published in both Chinese and English languages. Should any conflict regarding the meaning arises, the Chinese version shall prevail.

By Order of the Board
Chairman
Fu Chengyu

Beijing, PRC, 26 April 2012

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+ and Wu Xiaogen+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: April 26, 2012